1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Files a Complaint in California, U.S.A. against SMIC for
Breach of Settlement Agreement and Trade Secret Misappropriation
08:30 AM, 2006/08/28
     On Friday afternoon, August 25, 2006, Taiwan Semiconductor Manufacturing Company Ltd., TSMC North America, and Wafertech L.L.C. (collectively “TSMC”) filed, in California, U.S.A. (with the Superior Court of California, County of Alameda), a complaint against Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai), Semiconductor Manufacturing International (Beijing), and SMIC Americas (collectively “SMIC”).
     Among multiple allegations, the complaint alleges that SMIC is in breach of the 2005 settlement agreement with TSMC and that SMIC continues to misappropriate TSMC’s trade secrets. TSMC seeks, among other things, damages and injunctive relief.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 28, 2006	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer